

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 30, 2010

Via U.S. Mail

Mr. Law Yau Yau
Chief Executive Officer
Blue Spa Incorporated
26/F Building A, Times Plaza
2 Zongfu Road
Chengdu 610016
China

>   **Re: Blue Spa Incorporated**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed: December 17, 2010**
>   **File No.: 333-169331**

Dear Mr. Yau Yau:

We have reviewed your filing and have the following comments.

General

1.   The revisions made in response to comment 20 in our letter dated October 5, 2010 that seven million shares of common stock are "outstanding but not issued" are inconsistent with the disclosures on pages F-4 and F2-3 that seven million shares of common stock were issued as of August 31, 2010, the disclosure on page 59 that seven million shares of common stock were issued on September 14, 2009 and January 29, 2010, and the disclosure in exhibit 5.1 that the seven million share of common stock being offered for resale "have been…issued." Please revise to ensure that all disclosures throughout the registration statement, including disclosures in the financial statements and the financial statements' notes, state that the seven million shares of common stock are issued and outstanding.

Outside Front Cover Page of Prospectus

2.   We note your response to comment seven in our letter dated October 5, 2010, as well as your revised prospectus disclosure. Please also revise the second paragraph's first sentence on page 5 and the first paragraph's second sentence on page 16 to make clear that the actions in which you disclose you are engaged are in fact actions in which you intend to engage.

Summary Financial Information, page 6

3.   Your cash balance decreased from $12,560 as of May 31, 2010 to $795 as of August 31, 2010. Given this material change in your liquidity since May 31, 2010, please update your summary of financial information for the quarter ended August 31, 2010.

Accounting and Audit Plan, page 17

4.   We note your response to comment 25 in our letter dated October 5, 2010, as well as your revised disclosure. Please clarify for us whether Ms. Jordan assisted you in connection with the preparation of the financial statements or any other information contained in the registration statement. If she provided you with such assistance, please obtain a consent from Ms. Jordan to her being named in your registration statement and file that consent as an exhibit to your registration statement. Please refer to Rule 436 under the Securities Act of 1933, as amended.

Spas and Health Clubs, page 21

5.   Since Blue Spa has no manufacturing partnerships, there does not appear to be a reasonable basis for the statement "Blue Spa's manufacturing partnerships will allow it to offer the resellers bulk product at favorable prices to them while allowing Blue Span (sic) acceptable margins." Please delete or revise the statement accordingly.

Exhibits 5.1 and 23.2

6.   We note your response to comment 38 in our letter dated October 5, 2010, as well as counsel's revised opinion. In addition to consenting to the filing of the opinion as an exhibit to the registration statement, counsel must specifically consent to being named in the registration statement.   Counsel's revised opinion still does not consent to being named in the registration statement. Please have counsel revise its opinion accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly, Staff Attorney, at (202) 551-3728 or Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Richard C. Fox, Esq. (Via Facsimile 603-778-9911)